[JACKSON NATIONAL ASSET MANAGEMENT, LLC LOGO OMITTED]

MEMORANDUM
TO:	Alison White U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	October 6, 2011
SUBJECT:

JNL Series Trust, Form N-1A Registration Statement
Post-Effective Amendment No. 96 under the Securities Act of 1933 File No.: 33-87244

Memorandum Responding to Commission Staff Oral Comments of September 19, 2011, Pursuant to Commission Release No. 33-5231, March 2, 1972

    Set out below are responses to oral comments received from Alison White of the U.S. Securities and Exchange Commission (“Commission”) staff on October 5, 2011 relating to Post-Effective Amendment No. 96 (the “Amendment) under the Securities Act of 1933, as amended (the “Securities Act”) of the Registration Statement on Form N-1A filed with the Commission by JNL Series Trust (“Trust”) on September 9, 2011, relating to the addition of two new series of the Trust, JNL/Franklin Templeton Global Multisector Bond Fund and JNL/Brookfield Global Infrastructure Fund (each a “Fund,” and together with the other series of the Trust, the “Funds”).

    The comments are repeated below in italics, with responses immediately following. We have also included the proposed revised pages from the Prospectus, as applicable.

1.	Please confirm that the Registrant will remove the following language from the first page of the supplement with respect to each Fund:

Effective December 12, 2011, please note that the JNL/Brookfield Global Infrastructure Fund is only available for investment to the JNL Institutional Alt Funds and the JNL/S&P Managed Funds.

Effective December 12, 2011, please note that the JNL/Franklin Templeton Global Multisector Bond Fund is only available for investment to the JNL Institutional Alt Funds, the JNL/S&P Managed Funds, and JNL Disciplined Funds.

Response:  Comment complied with.  The Registrant has stricken the above language from the first page of the supplement with respect to each Fund.

2.	In the Summary Prospectus for the JNL/Brookfield Global Infrastructure Fund, please add a “stapled securities risk” to the section entitled “Principal Risks of Investing in the Fund.”

Response:  Comment complied with.  The Registrant has added the following disclosure to the section entitled “Principal Risks of Investing in the Fund”:

•
Stapled securities risk –The two parts of a stapled security are a unit of a trust and a share of a company.  The resulting security is influenced by both parts, and must be treated as one unit at all times, such as when buying or selling a security.  The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the Fund.  The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

The Registrant has also listed “stapled securities risk” as a principal risk in the Item 9 disclosure for the Fund.

Statement of Additional Information

3.	Please provide the information noted as “to be filed by amendment” prior to the filing’s effective date.

Response:  The Registrant will provide the requested information prior to the Registrant’s filing of the 485BPOS filing.

    As we discussed, we will include the agreed upon changes in the Trust’s upcoming 485BPOS filing.  It is the Trust’s intention to respond fully to the Commission staff’s comments, and believes that the changes described above do so fully.  If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:  File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

Prospectus Comment 1

The Information In the Prospectus Is Not Complete And May Be Changed. We May Not Sell These Securities Until The Registration Statement Filed With The Securities And Exchange Commission Is Effective. This Prospectus Is Not An Offer To Sell These Securities And Is Not Soliciting An Offer To Buy These Securities In Any State Where The Offer Or Sale Is Not Permitted.

Supplement Dated December 12, 2011
To The Summary Prospectus Dated May 1, 2011

Supplement Dated December 12, 2011
To The Prospectus Dated May 1, 2011

JNL® Series Trust

Please note that the changes apply to your variable annuity and/or variable life product(s).

Please note that all changes are effective December 12, 2011, unless otherwise noted below.

The following Funds should be added to the list of Funds on the cover page and to the Table of Contents:

JNL/Brookfield Global Infrastructure Fund
JNL/Franklin Templeton Global Multisector Bond Fund

Prospectus Comment 2

JNL/Brookfield Global Infrastructure Fund
Class A and B

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
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Depositary receipts risk – Depositary receipts, such as ADRs, GDRs and EDRs, may be issued in sponsored or un-sponsored programs.  In a sponsored program, a security issuer has made arrangements to have its securities traded in the form of depositary receipts.  In an un-sponsored program, the issuer may not be directly involved in the creation of the program.  The issuers of un-sponsored depositary receipts are not obligated to disclose information that is, in the United States, considered material. Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the depositary receipts. Depositary receipts involve many of the same risks as direct investments in foreign securities, these risks include: fluctuations in currency exchange rates, which are affected by international balances of payments and other economic and financial conditions; government intervention; speculation; and other factors.  With respect to certain foreign countries, there is the possibility of expropriation or nationalization of assets, confiscatory taxation, political and social upheaval, and economic instability.

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Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, counterparty, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

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Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

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Equity securities risk – Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities. The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

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Exchange traded funds investing risk – An investment in an exchange-traded fund (“ETF”) generally presents the following risks:  (i) the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies and policies; (ii) the risk that an ETF may fail to accurately track the market segment or index that underlies its investment objective; (iii) price fluctuation, resulting in a loss to the fund; (iv) the risk that an ETF may trade at a discount to its net asset value (“NAV”); (v) the risk that an active market for an ETF’s shares may not develop or be maintained; and (vi) the risk that an ETF may no longer meet the listing requirements of any applicable exchanges on which that ETF is listed.

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Exchange-traded note risk – The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in the underlying securities’ markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced index.  In addition, the notes issued by ETNs and held by the Fund are unsecured debt of the issuer.

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Fixed income risk – The prices of fixed income securities response to economic developments, particularly interest rate changes, as well as to perceptions about the credit risk of individual issuers.  Increases in interest rates can cause the prices of the Fund’s fixed income securities to decline, and the level of current income from a portfolio of fixed income securities may decline in certain interest rate environments.

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Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there may be less publicly available information and more volatile or less liquid markets.

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High yield bonds, lower-rated bonds, and unrated securities – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies.  Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

•
Industry concentration risk – Greater emphasis or programmed concentration on investments in a particular industry may result in significant share value fluctuatation in response to events affecting that industry.

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Infrastructure companies investment risk – Securities and instruments of infrastructure companies are more susceptible to adverse economic or regulatory occurrences affecting their industries.  Infrastructure companies may be subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Infrastructure companies may also be affected by or subject to:

-	Regulation by various government authorities;
-	Government regulation of rates charged to customers;
-	Service interruption due to environmental, operational or other mishaps;
-	The imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards; and
-	General changes in market sentiment towards infrastructure and utilities assets.

Other factors that may affect the operations of infrastructure-related companies include innovations in technology, significant changes to the number of ultimate end-users of a company’s products, increased susceptibility to terrorist acts or political actions, risks of environmental damage due, and general changes in market sentiment towards infrastructure and utilities assets.
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Investment strategy risk – The Sub-Adviser and Sub-Sub-Adviser use the principal investment strategies and other investment strategies to seek to achieve the Fund’s investment objective. Investment decisions made by the  Sub-Adviser and Sub-Sub-Adviser in using these investment strategies may not produce the returns expected by the Sub-Adviser and Sub-Sub-Adviser, may cause the Fund’s shares to lose value or may cause the Fund to underperform other funds with similar investment objectives.

•
Issuer risk – A security’s value may decline for reasons that directly relate to the issuer, such as management performance, corporate governance, financial leverage and reduced demand for the issuer’s goods or services.

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Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Managed portfolio risk– As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Fund’s investment objective or negatively affect the Fund’s investment performance.

•
Master limited partnership risk – An investment in MLP units involves some risks that differ from an investment in the common stock of a corporation.  Holders of MLP units have limited control on matters affecting the partnership.  Investing in MLPs involves certain risks related to investing in the underlying assets of the MLPs and risks associated with pooled investment vehicles.  MLPs holding credit-related investments are subject to interest rate risk and the risk of default on payment obligations by debt issuers.  MLPs that concentrate in a particular industry or a particular geographic region are subject to risks associated with such industry or region.  The benefit derived from the Fund’s investment in MLPs is largely dependent on the MLPs being treated as partnerships for Federal income tax purposes. Certain MLPs may be illiquid securities.

•	Mid-capitalization investing risk – The prices of securities of mid-capitalization companies tend to fluctuate more widely and erratically than those of larger, more established companies.
•
Preferred stock risk – Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company.

•
Non-diversification risk – The Fund is non-diversified, which generally means that it may invest a greater percentage of its total assets in the securities of fewer issuers than a “diversified” fund.  With a smaller number of different issuers, there is more risk than holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation total return and share price of a non-diversified portfolio.

•
Sector risk – Investment of a significant portion in the securities of companies involved in the financial services sector carries greater risk of adverse developments in general economic conditions, legal, cultural or technological developments in a sector affecting performance.

•	Small cap investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.
•
Stapled securities risk –The two parts of a stapled security are a unit of a trust and a share of a company.  The resulting security is influenced by both parts, and must be treated as one unit at all times, such as when buying or selling a security.   The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the Fund.  The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

Prospectus Comment 2

The following Fund should be added to the section entitled "Additional Information About Each Fund":

JNL/Brookfield Global Infrastructure Fund
Class A and B

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks do not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio, the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or investment techniques of the Fund’s investment adviser otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Currency risk
•	Depository receipts risk
•	Derivatives risk
•	Emerging markets risk
•	Equity securities risk
•	Exchange traded funds investing risk
•	Exchange-traded note risk
•	Fixed income risk
•	Foreign securities risk
•	High yield bonds, lower-rated bonds, and unrated securities
•	Industry concentration risk
•	Infrastructure companies investment risk
•	Investment strategy risk
•	Issuer risk
•	Liquidity risk
•	Managed portfolio risk
•	Market risk
•	Master limited partnership risk
•	Mid-capitalization investing risk
•	Non-diversification risk
•	Preferred stock risk
•	Sector risk
•	Small cap investing risk
•	Stapled securities risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Distressed debt risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

In addition, the performance of the Fund depends on the Sub-Advisers’ abilities to effectively implement the investment strategies of the Fund.

The SAI has more information about the Fund’s authorized investments and strategies, as well as, the risk and restrictions that may apply to it.